51-102F3
Material Change Report

Item 1 Name and Address of Company

37 Capital Inc. (the “Company”)
Suite 300 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2 Date of Material Changes

August 19, 2016 and August 23, 2016

Item 3 News Releases

The news release were filed on SEDAR and disseminated through Stockwatch and Bay Street News (Market News Publishing).

Item 4 Summary of Material Changes

On August 19, 2016 the Company announced that it intends to enter into non-brokered private placement financing agreements with investors (the “Subscribers”) whereby the Subscribers shall purchase up to 15,000,000 Units of the securities of the Company at the price of $0.075 per Unit for total gross proceeds to the Company of up to $1,125,000. Each Unit shall consist of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.10 per common share for a period of 5 years from Closing. Certain insiders may participate in this non-brokered private placement financing. Finder’s fees may be payable in respect to this transaction.

On August 23, 2016, the Company announced the appointment of Mr. Neil Spellman of Carlsbad, California to the Board of Directors of the Company.

Item 5 Full Description of Material Changes

Please see attached Schedules “A” & “B” dated August 19, 2016 and August 23, 2016.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7 Omitted Information

None

Item 8 Executive Officer

Mr. Bedo H. Kalpakian, President, (604) 681-1519 ext. 6106

Item 9 Date of Report

August 24, 2016

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SCHEDULE “A”

NEWS RELEASE

Symbols:	JJJ - CSE
HHHEF OTCQB

37 Capital announces Non-Brokered Private Placement

VANCOUVER, BRITISH COLUMBIA. August 19, 2016. 37 Capital Inc. (the “Company”) wishes to announce that it intends to enter into non-brokered private placement financing agreements with investors (the “Subscribers”) whereby the Subscribers shall purchase up to 15,000,000 Units of the securities of the Company at the price of $0.075 per Unit for total gross proceeds to the Company of up to $1,125,000. Each Unit shall consist of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.10 per common share for a period of 5 years from Closing. Certain insiders may participate in this non-brokered private placement financing. Finder’s fees may be payable in respect to this transaction. All securities that shall be issued in connection with this non-brokered private placement financing will include a hold period in accordance with applicable securities laws.

The proceeds of this non-brokered private placement financing shall be applied towards the payment of the Company’s existing liabilities, and for general working capital purposes.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CNSX’s website at the following direct link http://www.cnsx.ca/CNSX/Securities/Mining/37-Capital-Inc.aspx.

On Behalf of the Board,

37 Capital Inc.

/s/ Bedo H. Kalpakian
Bedo H. Kalpakian
President

Trading in the securities of the Company should be considered speculative.

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

2

SCHEDULE “B”

NEWS RELEASE

Symbols:	JJJ - CSE
HHHEF OTCQB

Appointment of a New Director

VANCOUVER, BRITISH COLUMBIA. August 23, 2016. 37 Capital Inc. (the “Company”) is pleased to announce the appointment of Mr. Neil Spellman of Carlsbad, California to the Board of Directors of the Company effective as of today. Since February 2001 to the present, Mr. Spellman has been employed as Senior Vice President of D.B. Financial Management, Inc. an independent Investment Advisory firm. Prior to D.B Management, Mr. Spellman spent nearly 20 years as a First Vice President with a major Wall Street firm, Smith Barney. Mr. Spellman graduated from San Diego State University, cum laude, with a B.S. degree in Finance.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CNSX’s website at the following direct link http://www.cnsx.ca/CNSX/Securities/Mining/37-Capital-Inc.aspx.

On Behalf of the Board,

37 Capital Inc.

/s/ Bedo H. Kalpakian
Bedo H. Kalpakian
President

Trading in the securities of the Company should be considered speculative.

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

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